November 27, 2020

VIA EDGAR

United States Securities and Exchange Commission
Division of Corporation Finance
Office of Manufacturing

100 F Street NE
Washington, D.C. 20549

Attn:	Melissa Walsh, Staff Accountant Stephen Krikorian, Accounting Branch Chief Matthew Derby, Staff Attorney Larry Spirgel, Legal Branch Chief

Re:	Landcadia Holdings II, Inc. Amendment No. 4 to Preliminary Merger Proxy Statement on Schedule 14A Filed November 23, 2020 File No. 001-38893

Ladies and Gentlemen:

On behalf of our client, Landcadia Holdings II, Inc., a Delaware corporation (the “Company”), we are writing to submit the Company’s responses to the comments of the staff of the Division of Corporation Finance of the United States Securities and Exchange Commission (the “Staff”) with respect to the above-referenced amended preliminary merger proxy statement on Schedule 14A filed on November 23, 2020 (the “Amended Proxy Statement”), contained in the Staff’s letter dated November 25, 2020 (the “Comment Letter”).

The Company has filed via EDGAR its fifth amended Proxy Statement on Schedule 14A (the “Fifth Amended Proxy Statement”), which reflects the Company’s responses to the comments received by the Staff and certain updated information. For ease of reference, each comment contained in the Comment Letter is printed below in bold and is followed by the Company’s response. All page references in the responses set forth below refer to page numbers in the Fifth Amended Proxy Statement. Capitalized terms used but not defined herein have the meanings set forth in the Fifth Amended Proxy Statement.

Preliminary Proxy Statement

Unaudited Pro Forma Combined Condensed Financial Information

Description of the Business Combination, page 117

United States Securities and Exchange Commission

November 27, 2020

1.	Please tell us why the repayment of $150.0 million of the existing principal amount owed by GNOG under the Credit Agreement, together with the related prepayment premium, as well as accrued and unpaid interest, is not included in the table of the aggregate cash and equity consideration.

Response: The Company has revised its disclosure on page 117 to address the Staff’s comment.

Notes to Unaudited Pro Forma Combined Condensed Financial Information

Note 3. Adjustment to Unaudited Pro Forma Condensed Combined Financial Information

Adjustments to Unaudited Pro Forma Condensed Combined Balance Sheet, page 124

2.	We note your revised explanation of adjustment D in response to prior comment 2 indicating you will adjust the carrying value of redeemable noncontrolling interest to the redemption value as the changes occur in accordance with paragraph 15 option b of ASC 480-10-S99-3A. Accordingly, please revise to adjust the carrying value to equal the redemption value at the pro forma balance sheet date as if it were also the redemption date.

Response: The Company has revised its disclosure on pages 68, 119, 120, 124, 125 and 129 to address the Staff’s comment.

New GNOG Class B Common Stock, page 274

3.	We note your response to prior comment 7. Please revise to clarify that Mr. Fertitta will have voting control of the managing member and will, therefore, have the ability to vote for and approve the issuance or transfer of Class B common stock of New GNOG.

Response: The Company has revised its disclosure on page 275 to clarify that, although following the Closing Mr. Fertitta and his affiliates will control a majority of the voting power of the outstanding capital stock of Landcadia HoldCo’s managing member (i.e., New GNOG), and thus have the ability to control the election of New GNOG's board of directors including the independent directors, any consent by the managing member permitting a transfer to third parties unaffiliated with Mr. Fertitta will require the approval or ratification of the audit committee of New GNOG’s board of directors, which will be comprised solely of independent directors, or another independent body of New GNOG’s board of directors in accordance with the related person transaction policy to be effective upon the Closing, as described in the Fifth Amended Proxy Statement under the section entitled “Certain Relationships and Related Transactions —  Policies and Procedures for Related Person Transactions.”

4.	We note your disclosure that "Upon a transfer of shares of New GNOG Class B common stock to a party that is not an affiliate of Mr. Fertitta, such shares would have ten votes per share on matters presented to New GNOG stockholders for approval and would not be subject to the downward adjustment applicable to such shares of New GNOG Class B common stock when held by Mr. Fertitta or his affiliates." However, it is not clear how Class B common stock in the hands of different holders could have different voting rights when the voting provision is in your charter and applies to all Class B common stock holders. Please advise or clarify.

Response: Upon a transfer of shares of New GNOG Class B common stock to a party that is not an affiliate of Mr. Fertitta, such transferred shares would in fact be subject to the downward adjustment applicable to the shares of New GNOG Class B common stock that are held by Mr. Fertitta or his affiliates, i.e. (a) an automatic downward adjustment of all shares of New GNOG Class B common stock from 10 votes per share to the extent necessary for the total voting of all shares of New GNOG common stock beneficially held by Mr. Fertitta and his affiliates not to exceed 79.9% and (b) an automatic adjustment of all shares of New GNOG Class B common stock to one vote per share upon a Sunset Event. The Company has revised its disclosure on page 275 to clarify that upon such a transfer, such shares would entitle the holder to the High Voting Rights (subject to the adjustments and limitations described in the Fifth Amended Proxy Statement) such that all of the outstanding shares of New GNOG Class B common stock will have the same voting power at any given time.

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United States Securities and Exchange Commission

November 27, 2020

Please do not hesitate to contact Joel Rubinstein at (212) 819-7642 or Elliott Smith at (212) 819-7644 of White & Case LLP with any questions or comments regarding this letter.

Best regards,

/s/ White & Case LLP

White & Case LLP

cc:	Tilman J. Fertitta, Landcadia Holdings II, Inc.